UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ENOVA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29357K103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29357K103

(1)	Names of Reporting Persons: Cash America International, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0(a)
(6) Shared voting power: 0(a)
(7) Sole dispositive power: 471,218(b)
(8) Shared dispositive power: 5,955,249(c)
(9)	Aggregate amount beneficially owned by each reporting person: 6,426,467(d)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 19.5%***(e)
(12)	Type of reporting person (see instructions): CO

CUSIP No. 29357K103

(1)	Names of Reporting Persons: CSH Holdings LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0(a)
(6) Shared voting power: 0(a)
(7) Sole dispositive power: 0
(8) Shared dispositive power: 5,955,249(c)
(9)	Aggregate amount beneficially owned by each reporting person: 5,955,249(d)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 18.0%***(e)
(12)	Type of reporting person (see instructions): CO

(a)	Pursuant to a Stockholder’s and Registration Rights Agreement, dated November 12, 2014, entered into by Cash America International, Inc. (“Reporting Person”) and Enova International, Inc. (“Enova”) when the Reporting Person made a pro rata distribution of 80% of the outstanding shares of Enova common stock (the “Enova Spin-off”) in November 2014, the Reporting Person granted to Enova an irrevocable proxy to vote all of the shares of Enova common stock beneficially owned by the Reporting Person in proportion to the votes cast by Enova’s other stockholders. As a result, the Reporting Person does not exercise voting power over any of the shares of Enova common stock that it beneficially owns.
(b)

Includes shares of Enova that may be delivered by the Reporting Person to holders of certain outstanding unvested restricted stock units (“RSUs”), vested deferred RSUs, and unvested deferred RSUs that were granted by Reporting Person to certain of Reporting Person’s officers, directors and employees and certain deferred shares payable to Reporting Person’s directors relating to the Reporting Person’s common stock under its long-term incentive plans. Such RSU awards and deferred shares will be payable by Reporting Person in both shares of the Reporting Person’s common stock and Enova common stock, subject to the terms of the Reporting Person’s long-term incentive plans and the applicable award agreements. The Enova shares payable in connection with the vested deferred RSUs and the deferred shares payable to directors are held in a rabbi trust.
(c)	The record holder for 5,955,249 shares of common stock of Enova is CSH Holdings LLC, which is a wholly-owned subsidiary of the Reporting Person, and Reporting Person and CSH Holdings LLC can both dispose of these shares.
(d)	All shares beneficially owned by Reporting Person were retained by the Reporting Person when it completed the Enova Spin-off.
(e)	All shares reported are as of February 11, 2016, and the percentages reported are based on 33,000,000 shares of Enova outstanding.

ITEM 1.	Issuer.

(a)	Name of issuer: Enova International, Inc.

(b)	Address of issuer’s principal executive offices: 175 West Jackson Blvd., Chicago, IL 60604

ITEM 2.	Filing Person.

(a)	Name of person filing:

Cash America International, Inc.

CSH Holdings LLC

(b)	Address or principal business office or, if none, residence: 1600 W. 7th Street, Fort Worth, TX 76102

(c)	Citizenship:

Cash America International, Inc. is a Texas corporation.

CSH Holdings LLC is a Delaware limited liability company.

(d)	Title of class of securities: Common Stock, par value $0.00001 per share

(e)	CUSIP No.: 29357K103

ITEM 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

ITEM 4.	Ownership

The information required by Items 4(a) through (c) is set forth in rows 5 through 11 (including the footnotes thereto) of the cover page hereto, which are incorporated herein by reference.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

ITEM 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This schedule is filed pursuant to Rule 13d-1(d). See Exhibit A for additional information.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2016	CASH AMERICA INTERNATIONAL, INC. CSH HOLDINGS LLC (see attached Exhibit B)

	By:	/s/ J. Curtis Linscott
	Name:	J. Curtis Linscott
	Title:	Executive Vice President

EXHIBIT A

The following is the identity of the relevant subsidiary:

The record holder for 5,955,249 shares of common stock of Enova International, Inc. (“Enova”) is CSH Holdings LLC, which is a wholly-owned subsidiary of Cash America International, Inc. (the “Reporting Person”). All shares over which the Reporting Person has dispositive power were retained by Reporting Person when it made a pro rata distribution of 80% of the outstanding shares of Enova common stock (the “Enova Spin-off”) in November 2014. Pursuant to a Stockholder’s and Registration Rights Agreement, dated November 12, 2014, entered into by the Reporting Person and Enova in connection with the Enova Spin-off, the Reporting Person granted to Enova an irrevocable proxy to vote all of the shares of Enova common stock beneficially owned by the Reporting Person in proportion to the votes cast by Enova’s other stockholders. As a result, the Reporting Person does not exercise voting power over any of the shares of Enova common stock that it retained in connection with the Enova Spin-off and beneficially owns.

EXHIBIT B

Joint Filing Agreement

Each party signing this filing agrees that this statement is submitted as a joint filing on behalf of the undersigned:

Cash America International, Inc. (parent holding company of CSH Holdings LLC)

CSH Holdings LLC (wholly-owned subsidiary of Cash America International, Inc.)